UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 69935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vision One Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 Gracie Square
(No. and Street)

New York (City) NY (State) 10028 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Nixon (516) 490-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DJH 03.29.21

OATH OR AFFIRMATION

I, Daniel Hebert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vision One Partners, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel B. Hebert
Signature

CEO
Title

Tavita Halkett
Notary Public 3-29-2021

TAVITA HALKETT
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HA6195417
Qualified in Nassau County
Commission Expires October 20, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISION ONE PARTNERS, LLC
(Formerly Known as Bernstein Hebert Securities, LLC)
FINANCIAL STATEMENTS
WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2020

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Vision One Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vision One Partners, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 31, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

VISION ONE PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	16,491
Prepaid Expenses		3,548
Total Assets	$	20,039

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Due to Member	$	1,242
Accounts Payable and Accrued Expenses		7,510
Total Liabilities		8,752
Member's Equity		11,287
Total Liabilities and Member's Equity	$	20,039

See Accompanying Notes to Financial Statements.

VISION ONE PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

Revenues		
Interest	$	10
Expenses		
Professional Fees		46,750
Other Expenses		12,582
Occupancy		11,400
Total Expenses		70,732
Net Loss	$	(70,722)

See Accompanying Notes to Financial Statements.

VISION ONE PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

Balance - January 1, 2020	$	91,258
Net Loss		(70,722)
Contributions		42,400
Distributions		(51,649)
Balance - December 31, 2020	$	11,287

See Accompanying Notes to Financial Statements.

VISION ONE PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities		
Net Loss		$ (70,722)
Adjustments to Reconcile Net Loss to Net Cash Used By Operating Activities:		
Decrease in Prepaid Expenses	54	
Increase in Accounts Payable and Accrued Expenses	10	
		64
Net Cash Used By Operating Activities		(70,658)
Cash Flows From Financing Activities		
Contributions	42,400	
Distributions	(51,649)	
Net Cash Used By Financing Activities		(9,249)
Net Decrease in Cash		(79,907)
Cash - Beginning of Year		96,398
Cash - End of Year		$ 16,491
Non-Cash Financing Activities		
Forgivenes of payable to former parent recorded as contributed capital		$ 14,400

See Accompanying Notes to Financial Statements.

VISION ONE PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note (1) - Nature of business:

Vision One Partners, LLC, formerly Bernstein Hebert Securities, LLC (the "Company"), a New York limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). As a limited liability company, the member's liability is limited to its investment. The Company's primary business includes providing merger and acquisition advisory services and private placement of securities. The Company's former parent sold all its interests in the Company to one of its partners during 2020.

Note (2) - Summary of significant accounting policies:

(A) Cash:
The Company maintains its bank account in a high credit quality institution. The balance at times may exceed federally insured limits.

(B) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the year. Actual results could vary from the estimates that were assumed in preparing the financial statements.

(C) Income taxes:
The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note (2) Summary of significant accounting policies – continued:

(D) Revenue Recognition:

The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606 (ASC 606). The standard's core principle is that revenue from contracts with customers should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration. ASC 606 prescribes a five steps process to accomplish this core principle, including;

- Identification of the contract with the customers;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) the Company satisfies the identified performance obligation(s)

The Company recognizes success fee revenue upon the completion of a transaction as this satisfies the only performance obligation identified in accordance with the standard.

(E) Subsequent events evaluation:

Management has evaluated subsequent events through the date the financial statements were issued.

Note (3) - Net capital:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $7,739 which exceeded its requirement of $5,000 by $2,739. The Company had a ratio of aggregate indebtedness to net capital of 1.13 to 1.00 at December 31, 2020.

Note (4) – Related Party Transactions:

The Company had an expense sharing agreement with its former parent that ended in April 2020. Under the terms of the agreement, the Company was allocated by the former parent personnel services, occupancy and other administrative costs. The amount expensed under the agreement for the year ended December 31, 2020 was approximately $14,400. The former parent permanently forgave amounts due from the Company during the year under the agreement. Such amounts were recorded as capital contributions in the accompanying financial statements.

Since April 2020, the Company operates from office premises owned and provided by its member at no cost to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note (5) – Contingencies:

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2020.

Note (6) – Net Loss:

The Company has incurred a loss during the year ended December 31, 2020 and was dependent upon capital contributions from its member for working capital and net capital. The Company's member has represented that he intends to continue to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Note (7) – Economic Risks:

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

VISION ONE PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2020

SCHEDULE I

Member's Equity		$	11,287
Non-allowable Assets:			
Prepaid Expenses	3,548		
Total Non-Allowable Assets			3,548
Net Capital			7,739
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $8,752			5,000
Excess Net Capital		$	2,739
Total Aggregate Indebtedness		$	8,752
Percentage of Aggregate Indebtedness to Net Capital			113.09%

Reconciliation with the Company's Computation of net capital included in Part IIA of Form X-17-a-5 as of December 31, 2020, as amended.

There is no significant difference between net capital in the Focus Part IIA form, as amended, and the computation above.

VISION ONE PARTNERS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

VISION ONE PARTNERS, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Vision One Partners, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Vision One Partners, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Vision One Partners, LLC stated that Vision One Partners, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Vision One Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vision One Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 31, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Vision One Partners, LLC
1 Gracie Square
New York, NY 10028

EXEMPTION REPORT

I, as member of management of Vision One Partners, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". I have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

I have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation I make the following statements to the best knowledge and belief of the Company:

1. I reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Daniel B. Hebert

Dan Hebert, CEO

March 26, 2021